================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              CARREKER CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    144433109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)
                                  Phil Frohlich
                          1924 South Utica, Suite #1120
                           Tulsa, Oklahoma 74104-6429
                                 (918) 747-3412
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                             Lynnwood R. Moore, Jr.
                              Conner & Winters, LLP
                        15 East Fifth Street, Suite 3700
                           Tulsa, Oklahoma 74103-4344
                                 (918) 586-5691

                                  June 30, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
================================================================================

===================                                           ==================
CUSIP NO. 144433109                    13D                    Page 2 of 13 Pages
===================                                           ==================

================================================================================
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [_]
     PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oklahoma
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         1,819,604
                    ------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY          ------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                         1,819,604
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,819,604
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
================================================================================
     *SEE INSTRUCTIONS BEFORE FILLING OUT

===================                                           ==================
CUSIP NO. 144433109                    13D                    Page 3 of 13 Pages
===================                                           ==================

================================================================================
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [_]
     PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oklahoma
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         0
                    ------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             1,737,636
  OWNED BY          ------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                         0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,737,636
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,737,636
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
================================================================================
     *SEE INSTRUCTIONS BEFORE FILLING OUT

===================                                           ==================
CUSIP NO. 144433109                    13D                    Page 4 of 13 Pages
===================                                           ==================

================================================================================
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [_]
     PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oklahoma
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         0
                    ------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             1,737,636
  OWNED BY          ------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                         0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,737,636
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,737,636
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
================================================================================
     *SEE INSTRUCTIONS BEFORE FILLING OUT

===================                                           ==================
CUSIP NO. 144433109                    13D                    Page 5 of 13 Pages
===================                                           ==================

================================================================================
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     PRESCOTT GROUP MID CAP, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [_]
     PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oklahoma
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         49,000
                    ------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY          ------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                         49,000
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     49,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
================================================================================
     *SEE INSTRUCTIONS BEFORE FILLING OUT

===================                                           ==================
CUSIP NO. 144433109                    13D                    Page 6 of 13 Pages
===================                                           ==================

================================================================================
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     PRESCOTT GROUP AGGRESSIVE MID CAP, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [_]
     PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oklahoma
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         32,968
                    ------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY          ------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                         32,968
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,968
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
================================================================================
     *SEE INSTRUCTIONS BEFORE FILLING OUT

===================                                           ==================
CUSIP NO. 144433109                    13D                    Page 7 of 13 Pages
===================                                           ==================

================================================================================
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     PHIL FROHLICH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [_]
     PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         1,826,909
                    ------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY          ------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                         1,826,909
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,826,909
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
================================================================================
     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D (the "Schedule 13D") is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company ("Prescott Capital"), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership ("Prescott Small Cap II" and together with Prescott Small Cap, the "Small Cap Funds"), Prescott Group Mid Cap, L.P., an Oklahoma limited partnership ("Prescott Mid Cap"), Prescott Group Aggressive Mid Cap, L.P., an Oklahoma limited partnership ("Prescott Aggressive Mid Cap" and together with Prescott Small Cap, Prescott Small Cap, II and Prescott Mid Cap the "Prescott Group Funds") and Mr. Phil Frohlich the principal of Prescott Capital, relating to shares of common stock of Carreker Corporation, a Delaware corporation (the "Issuer").

     This Schedule 13D relates to shares of common stock, $0.01 par value (the "Common Stock") of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership ("Prescott Master Fund"), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 1,737,636 shares of Common Stock held by the Prescott Master Fund. Prescott Capital also serves as the general partner of Prescott Mid Cap and Prescott Aggressive Mid Cap and may direct the vote and disposition of the 49,000 shares of Common Stock held by Prescott Mid Cap and the 32,968 shares of Common Stock held by Prescott Aggressive Mid Cap. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 1,737,636 shares of Common Stock held by Prescott Master Fund, 49,000 shares of Common Stock held by Prescott Mid Cap, 32,968 shares of Common Stock held by Prescott Aggressive Mid Cap, and 7,305 shares of Common Stock held by himself, individually.

     This Amendment No. 1 is being filed to amend the disclosures under Item 4 Purpose of the Transaction below contained in the original Schedule 13D filed on behalf of the Reporting Persons on July 6, 2005.

ITEM 1.   SECURITY AND ISSUER

          SECURITIES ACQUIRED: Shares of Common Stock, $.01 Par Value (the
                               "Common Stock").

          ISSUER: Carreker Corporation
                  4055 Valley View Lane, Suite 1000
                  Dallas, Texas  75244

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This Statement is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap, II, Prescott Mid Cap, Prescott Aggressive Mid Cap and Phil Frohlich. Because Phil Frohlich is the managing member of Prescott Capital, which is the general partner of Prescott Group Funds (with Phil Frohlich and Prescott Capital hereinafter referred to as the "Controlling Persons"), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act") to be the beneficial owners of all shares of Common Stock held by Prescott Group Funds. The Reporting Persons (as hereinafter defined) are filing this Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

          (b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma, 74104.

          (c) The principal occupation of Phil Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of Prescott Group Funds. The principal business of the Prescott Group Funds is investing in securities.

          (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Prescott Capital and Prescott Group Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

          As of July 6, 2005, Prescott Group Funds and Phil Frohlich had invested $10,378,000 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of Prescott Group Funds and the personal funds of Phil Frohlich.

ITEM 4.   PURPOSE OF THE TRANSACTION

          Prescott Group Funds and Phil Frohlich (together, the "Reporting Persons") purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

          The Reporting Persons intend to enter into discussions with management regarding the Issuer's current expense levels and overall performance. The Reporting Persons are concerned by the erosion of Issuer's stockholder value resulting from what the Reporting Persons consider to be an excessive level of general and administrative expenses. The Reporting Persons have publicly asked for the Issuer to provide greater detail into Issuer's current business model, a model which presently incurs almost fifty cents of general and administrative expenses for each dollar of revenue brought in. For this purpose, the term "general and administrative expenses" is used in the generic sense and not as an exact Issuer "selling, general and administrative" expense line item. Stock-based compensation was included in this amount although the Issuer currently has chosen to not reflect this real expense in its Income Statement. It also includes $3.682 million in restructuring charges (prior year's actual line item amount). Reporting Persons note that Issuer has now posted ten consecutive quarters and four consecutive years of "restructuring and other" charges (averaging $7.748 million per year). For this reason, Reporting Persons felt such charges could not reasonably be considered "one time" in nature. Finally, while investor services such as Bloomberg also include research and development amounts within the sales, general and administrative (SG&A) expense category, Reporting Persons specifically excluded this expense category from their calculation. Bloomberg (arguably the number one source of financial data) lists Issuer's total SG&A type expenses for the past fiscal year at $56.57 million, or 47.58% of net sales (almost fifty cents of SG&A expenses for each dollar of revenue brought in).

          Reporting Persons are currently exploring the possible exercise of their shareholder rights under Delaware law to inspect the Issuer's books and records. The Reporting Persons also intend to enter into discussion with the Board of Directors regarding their desire to seek Board representation.

          The Reporting Persons note that several direct competitors to the Issuer have recently been sold at significantly higher valuation metrics than the Issuer current enjoys. Given the continued lack of business execution by the Issuer over the last several years, Reporting Persons may decide to push for the formation of an independent committee to evaluate any and all strategic alternatives. The Reporting Persons believe that Issuer's broad product line and extremely strong customer list may well make it worth more to a larger strategic acquirer than the value it can derive as an independent operating entity.

          The Reporting Persons reserve the right to take any and all actions as they deem appropriate with respect to their investment including, without limitation, communicating with other shareholders, conducting solicitations or withholding campaigns under the proxy rules, purchasing additional Common Stock in the open market or through proposals to the Issuer and its stockholders, selling some or all of their Common Stock or changing their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons may in the future submit to the Issuer nominations of directors for election to the Board of Directors or stockholder proposals as and to the extent, and subject to the limitations contained in, the Issuer's certificate of incorporation and bylaws.

          Except as described above, the Reporting Persons do not have any plans or proposals of the type described in (b)-(j) of Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 24,539,636 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 31, 2005, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on June 8, 2005.

          As of July 6, 2005, Small Cap Funds beneficially owned 1,737,636 shares of Common Stock, representing approximately 7.1% of the issued and outstanding Common Stock of the Issuer.

          As of July 6, 2005, Mid Cap Fund beneficially owned 49,000 shares of Common Stock, representing approximately 0.2% of the issued and outstanding Common Stock of the Issuer.

          As of July 6, 2005, Mid Cap Aggressive Fund beneficially owned 32,968 shares of Common Stock, representing approximately 0.1% of the issued and outstanding Common Stock of the Issuer.

          Prescott Capital as the general partner of Prescott Group Funds may also be deemed to beneficially own the 1,819,604 shares of Common Stock held by Prescott Group Funds, representing approximately 7.4% of the issued and outstanding Common Stock of the Issuer.

          In addition to the 7,305 shares of Common Stock Phil Frohlich individually owns, as managing member of Prescott Capital, the general partner of Prescott Group Funds, he may also be deemed to beneficially own the 1,819,604 shares of Common Stock beneficially owned by Prescott Group Fund.

          Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by present Group Funds except to the extent of their pecuniary interest therein.

          (b) By virtue of his position with Prescott Capital and Prescott Group Funds, Phil Frohlich has the sole power to vote and dispose of the shares of Common Stock owned by Prescott Group Funds reported in this Statement.

          The filing of this statement on Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,819,604 shares of Common Stock owned by Prescott Group Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

          (c) Annex A attached to the original Schedule 13D lists all transactions in the Common Stock during the past sixty days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement by and among Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P., Prescott Group Mid Cap, L.P., Prescott Group Aggressive Mid Cap, L.P., and Phil Frohlich dated July 6, 2005. (Included with original Schedule 13D).

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2005

                                    Prescott Group Capital Management, L.L.C.
                                    By: /s/ Phil Frohlich
                                        --------------------------------
                                        Phil Frohlich, Managing Member

                                    Prescott Group Aggressive Small Cap, L.P.

                                    By: Prescott Group Capital Management,
                                        L.L.C., its general partner

                                    By: /s/ Phil Frohlich
                                        --------------------------------
                                        Phil Frohlich, Managing Member

                                    Prescott Group Aggressive Small Cap II, L.P.

                                    By: Prescott Group Capital Management,
                                        L.L.C., its general partner

                                    By: /s/ Phil Frohlich
                                        --------------------------------
                                        Phil Frohlich, Managing Member

                                    Prescott Group Mid Cap, L.P.

                                    By: Prescott Group Capital Management,
                                        L.L.C., its general partner

                                    By: /s/ Phil Frohlich
                                        --------------------------------
                                        Phil Frohlich, Managing Member

                                    Prescott Group Aggressive Mid Cap, L.P.

                                    By: Prescott Group Capital Management,
                                        L.L.C., its general partner

                                    By: /s/ Phil Frohlich
                                        --------------------------------
                                        Phil Frohlich, Managing Member

                                    Phil Frohlich

                                    By: /s/ Phil Frohlich
                                        --------------------------------
                                        Phil Frohlich